Exhibit 99.2
ORCKIT COMMUNICATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. will be held on Wednesday, May 14, 2014 at 2:00 p.m. (Israel time), at the offices of our company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purpose:

Approval of a proposed arrangement under Section 350 of the Israeli Companies Law among the Company and its wholly-owned subsidiary Orckit-Corrigent Ltd., on the one hand, and its Series A note holders, Series B note holders and certain other creditors, on the other hand, and related matters, including an amendment to the Company's articles of association.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Orckit", "we", "us", "our" and "our company" to refer to Orckit Communications Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders of record at the close of business on April 22, 2014 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the pre-addressed envelope provided, not less than 72 hours prior to the time fixed for the Meeting. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Eric Paneth Chairman of the Board of Directors Izhak Tamir Chief Executive Officer
Dated:  April 17, 2014

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value ("Ordinary Shares"), of Orckit Communications Ltd. in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors") for use at our Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Wednesday, May 14, 2014 at 2:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

Approval of a proposed arrangement under Section 350 of the Israeli Companies Law among the Company and its wholly-owned subsidiary Orckit-Corrigent Ltd., on the one hand, and its Series A note holders, Series B note holders and certain other creditors, on the other hand, and related matters, including an amendment to the Company's articles of association.

Throughout this Proxy Statement, we use terms such as the "Company", "Orckit", "we", "us", "our" and "our company" to refer to Orckit Communications Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on April 22, 2014 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about April 24, 2014 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

As of March 31, 2014, 31,095,335 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present, the meeting will be adjourned to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting on the question of adjournment.  We expect the adjourned meeting, if applicable, to be scheduled for May 15, 2014 at 2:00 p.m. (Israel time), at the offices of our company. At an adjourned meeting, any two shareholders present in person or by proxy will constitute a quorum.

Share Ownership**

The following table sets forth, as of March 31, 2014, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of March 31, 2014 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of March 31, 2014, 31,095,335 of our Ordinary Shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	4,850,409	(1)	15.5%
All directors and executive officers as a group (9 persons)	6,942,713	(2)	21.7%

(1)
Includes (i) 4,747,409 Ordinary Shares, (ii) 25,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and (iii) 78,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(2)
Includes 684,896 Ordinary Shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following March 31, 2014.

**As described in Item 1 below, in the event that the Arrangement becomes effective, the currently outstanding Ordinary Shares will be cancelled and we will issue Ordinary Shares  to the holders of our Series A notes and Series B notes and certain other creditors.  This may result in new shareholders becoming beneficial owners of more than 5% of our ordinary shares.

Special Note Regarding Forward-Looking Statements

This proxy statement (including the documents incorporated by reference) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  These forward-looking statements can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth in Appendix A hereto and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission, or the SEC, on April 29, 2013, as well as those discussed elsewhere in our other filings with the SEC, each of which is incorporated by reference in this proxy statement.  Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this proxy statement.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Approval of Arrangement between the Company and its Series A note holders and Series B note holders and related amendment to the Company's articles of association

At the Meeting, the shareholders will be asked to approve an arrangement (the "Arrangement") between us and our wholly-owned subsidiary Orckit-Corrigent Ltd., on the one hand, and our Series A note holders, Series B note holders (collectively, the "Notes" and the "Note Holders", as applicable) and certain other persons to whom we owe financial obligations (collectively, the "Other Creditors" and, together with the Note Holders, the "Creditors"), on the other hand, and related matters, including an amendment to the Company's articles of association under Section 350 of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"). The Notes and the obligations owing toward the Other Creditors that are proposed to restructured in the Arrangement are referred to collectively as the “Debt”.

See "The Arrangement" below for material information about the Arrangement, including the required approvals and other conditions precedent to the effectiveness of the Arrangement. If there are important updates about the approval process of the Arrangement or if there are material modifications made to the terms and conditions of the Arrangement prior to the Meeting, we will inform you by issuing a press release and filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement. We expect to file an update with the final Arrangement terms within two business days following the approval of the Arrangment by the Creditors.  The Creditors’ meeting is currently scheduled to be held on May 4, 2014.

Background

The Notes

In 2007, we issued approximately NIS 107 million (approximately $25.8 million at that time) aggregate principal amount of the Series A convertible notes. In 2011, we issued approximately NIS 30 million (approximately $9.0 million at that time) aggregate principal amount of the Series B convertible notes. The Notes are unsecured and are listed on the TASE. From the respective issuance dates until the beginning of 2012, we timely made all principal and interest payments in respect of the Notes. The interest payments in respect of the Series A notes scheduled for September 2013 and May 2014 were deferred until June 30, 2014 at the initiative of the holders of the Series A notes.

The 2012 Arrangement

On July 2, 2012, we consummated an arrangement under Section 350 of the Companies Law (the "2012 Arrangement"). Pursuant to the terms of the 2012 Arrangement, the respective conversion prices of the Series A notes and the Series B notes were significantly reduced for limited periods, in order to encourage the Note Holders to convert their Notes into ordinary shares.  However, only an aggregate of approximately $3.5 million principal amount of these Notes were converted into equity (8,246,044 of our ordinary shares). These conversions include the conversion of approximately $1.7 million and $137,000 aggregate principal amount of Series B notes held by Mr. Izhak Tamir and Mr. Eric Paneth, respectively, which were all the Notes held by them. Messrs. Tamir and Paneth were not obliged to convert their notes, but they did so voluntarily in order to support the Company.

In August 2012, we repaid an aggregate principal amount of approximately $9.8 million of Series A notes and an aggregate principal amount of approximately $525,000 of Series B notes. In October 2012, we repaid an aggregate principal amount of approximately $2.4 million of Series A notes and an aggregate principal amount of approximately $360,000 of Series B notes. In April 2013, we repaid approximately $1.3 million aggregate principal amount of the Series A notes and approximately $155,000 aggregate principal amount of the Series B notes. The principal amounts of Series A notes were adjusted for changes in the Israeli consumer price index ("CPI").

The Strategic Investment Agreement and Proposed 2013 Arrangement

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital (“Networks”), in order to commercialize our patents and raise equity and debt financing.  On the same date, we entered into a Note Purchase Agreement with Hudson Bay Capital pursuant to which we received a loan of $5,000,000, which was fully repaid on June 30, 2013.

On June 27, 2013, our note holders approved an arrangement whereby the remaining notes would have been retired in exchange for cash, ordinary shares and certain other consideration (the “Proposed 2013 Arrangement”).  On July 31, 2013, our shareholders approved the Proposed 2013 Arrangement. The closing of the Proposed 2013 Arrangement was subject to the closing of the Strategic Investment Agreement.

On August 11, 2013, Networks notified us of its decision to terminate the Strategic Investment Agreement due to our alleged failure to obtain the approval of the Office of the Chief Scientist on terms satisfactory to Networks of the sale of our patents to Networks. We rejected such allegation and intend to pursue legal action in accordance with our rights under such agreement. Due to the termination of the Strategic Investment Agreement, the Proposed 2013 Arrangement was aborted.

The Arrangement

The Arrangement Process To Date

On January 30, 2014, the trustees of our Note Holders published a proposal for a plan of arrangement under Section 350 of the Companies Law, which was formulated by a joint committee of the representatives of the Note Holders.  On February 4, 2014, the Note Holders approved the proposed arrangement, as well as a proposal submitted by Neocorp, a member of the VAR Group, to provide management and operational services to us, including the services of Mr. Yoav Kfir as the active Chairman of our Board.  The Note Holders also authorized the trustees of the Note Holders to take actions and proceedings (including legal proceedings) to implement the foregoing decisions.

On February 18, 2014, the trustees filed a petition with the Tel-Aviv District Court (the “Court”) for a stay of proceedings and the appointment of Mr. Yoav Kfir as a trustee over the Company. The Court declined to grant such petition. Instead, the Court directed the parties to finalize their negotiations of the terms of an arrangement with the assistance of a mediator.  The Court also issued an order prohibiting the filing of any claims against us until further notice.

On March 5, 2014, we reached an agreement in principle with the representative of the Note Holders on the issues that were in contention in the proposed arrangement, including the inclusion of the Other Creditors, the terms of continued service of Mr. Izhak Tamir and the conditions to the waiver of liabilities in favor of our officers and directors. On the same date, the Court appointed Mr. Shay Nissan as the expert to opine on the terms of the Arrangement in accordance with the Companies Law.

On March 6, 2014 in accordance with the agreement with the Note Holders, our director Mr. Jed Arkin appointed Mr. Kfir as an alternate director in accordance with the Companies Law and our articles of association.

On April 6, 2014, Mr. Nissan submitted to the Court his opinion regarding the terms of the Arrangement.

On April 10, 2014, we filed a request with the Court to allow us to convene a meetings of our shareholders and creditors to approve the Arrangement. The Court approved such request on April 13, 2014.  The Creditors’ meeting is currently scheduled to be held on May 4, 2014.

The Debt Subject to the Arrangement

The Debt that is subject to the Arrangement consists of the following:

•
obligations owing to the Note Holders in respect of principal, accrued interest and CPI adjustments at the consummation of the Arrangement, which as of March 31, 2014 equaled in the aggregate approximately NIS 62.2 million (approximately $17.8 million)

•
obligations currently owing to the Israeli Office of the Chief Scientist (the "OCS") for research and development grants and accrued interest at the time of the Arrangement, which as of December 31, 2013 equaled in the aggregate approximately NIS 5.2 million (approximately $1.5 million) (excluding contingent obligations owing to the OCS in the amount of approximately $21.3 million);

•
obligations owing to our co-founder, Chairman of the Board and former Chief Executive Officer, Mr. Eric Paneth, and to our co-founder and current Chief Executive Officer, Mr. Izhak Tamir, for employment-related obligations in the amount of approximately NIS 4.1 million (approximately $1.18 million) as of December 31, 2013 and unpaid salary of Mr. Tamir for the period commencing January 1, 2014 and ending upon the consummation of the Arrangement.

The amount of Debt owing to each of Mr. Tamir and Mr. Paneth shall be subject to review by Mr. Lion Orlizki, an independent assessor. In addition to the above, Mr. Tamir is entitled to certain rights resulting from his ongoing employment relationship with the Company, and such rights shall not be derogated notwithstanding anything to the contrary herein.

Treatment of the Debt in the Arrangement

In exchange for the Notes and the full retirement thereof, the Note Holders would receive Series C notes and Ordinary Shares, as set forth below below:

1.	Series C Notes

•
90% of the Debt represented by the Notes (as updated as of the time of consummation of the Arrangement), less our current cash balance in excess of $1.0 million, would be exchanged for a new series of non-convertible, non-assignable notes in the principal amount thereof (the “Series C Notes”).

•
The Series C notes would be secured, on a non-recourse basis, by our accounts receivable, intellectual property, license fees and litigation proceeds resulting from our claims against Networks and Hudson Bay Capital (the “Secured Proceeds”).

•	First-rate fixed or floating charges (as determned by the trustees of the Notes) shall be placed on the aforementioned assets.

•
The Series C notes would accrue interest at 9.5% per year, payable annually out of the Secured Proceeds or, to the extent such proceeds are insufficient, such amount will be added to the principal amount of the Series C notes.

•	The Series C notes will not be linked to the consumer price index and will not be convertible into Ordinary Shares.

•	The Series C notes would mature on December 31, 2017.

•
The Series C notes would be entitled to early redemption payments on a quarterly basis out of the funds generated by the secured assets and 40% of the net proceeds of any third-party financing raised by us.

2.	Ordinary Shares

•
The Creditors would receive, pro rata based on the respective amounts of their Debt at the consummation of the Arrangement, newly issued Ordinary Shares constituting 100% of our share capital, on a fully diluted basis, after the issuance thereof.

•	All of our currently outstanding Ordinary Shares would be cancelled.

The Debt of the Other Creditors would be restructured such that such Debt would be repaid out of the Secured Proceeds on a pari passu basis with payments in respect of the Series C notes.

Additional Provisions

•
All non-external members of our board of directors would resign from their positions. The Chief Executive Officer, other officers of the Company and new directors to serve upon consummation of the Arrangement, would be designated by the Note Holders.

•
Subject to applicable law, there would be a mutual waiver of any claims against the Note Holders and their trustees, representatives and advisors, the other Creditors (with respect to the Debts), us and our directors and employees, with respect to any claims for actions and omission until the consummation of the Arrangement.

•	The Creditors would waive any claim against us and our wholly-owned subsidiary, Orckit-Corrigent Ltd. with respect to Debt outstanding prior to the consummation of the Arrangement.

•
Mr. Izhak Tamir would continue to serve as our Chief Executive Officer for at least three months following the consummation of the Arrangement and would assist us as requested for at least 24 months following the consummation of the Arrangement in the area of customer support, including adapting our customer contracts to our current financial situation. Mr. Tamir shall not be held resposible or liable for any results of such actions.

•
Mr. Tamir would continue to provide assistance to us following such 24 months for no compensation with respect to monetization of our patents, provided that such assistance would not require non-negligible efforts. In event that non-negligible efforts are required, Mr. Tamir shall be compensated seperately.

•
Mr. Tamir would assist us as requested for an indefinite period with respect to certain litigation matters. We shall undertake any related costs thereof. Mr. Tamir shall not be held resposible or liable for any results of such litigation proceedings.

•
The aforementioned waiver of claims against us, our directors and employees would remain subject to Mr. Tamir’s compliance with the aforementioned undertakings. In event of a dispute arising with respect to such compliance, Mr. Orlizki shall be authorized to resolve such dispute as an arbitrator between the parties. Any such dispute must be raised with Mr. Orlizki by the trustee of the Series C Notes within six months of becoming aware of such non-compliance, provided that claims relating to Mr. Tamir’s obligations to assist us as requested for at least 24 months following the consummation of the arrangement in the area of customer support shall not be made after 24 months following the consummation of the Arrangement.

•
Our articles of association and those of Orckit-Corrigent Ltd. would be amended to limit the scope of activity to collecting accounts receivable from customers or in connection with ongoing projects, supplying products and services to customers, monetiziation of intellectual property, and litigation against Networks and Hudson Bay Capital. Accordingly, if the Arrangement is consummated, Article 2(a) of our articles of association would be amended to read in its entirety as follows:  "The object and purpose of the Company shall be as set forth in the Company’s Memorandum, as the same shall be amended from time to time in accordance with applicable law. Notwithstanding the foregoing, without the approval of the holders of 2/3 of the Ordinary Shares voting on the matter, the Company's scope of activity shall be limited to collecting accounts receivable from customers or in connection with ongoing projects, supplying products and services to customers, monetiziation of intellectual property, and litigation against Networks3 Inc. and Hudson Bay Capital."  A provision similar to the second sentence of such article would be added to the articles of association of Orckit-Corrrigent Ltd.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions:

•	the requisite approvals of the Arrangement by our Creditors;

•	the approval of our shareholders, or an order of the Court stating that the approval of our shareholders is not required;

•	the approval of the TASE;

•
a ruling of the Israeli Tax Authority with respect to the tax ramifications of the Arrrangement in a way that do not materially adversely affects the Creditors; tax considerations could result in changes to the structure of the Arrangement; and

•	the final approval of the Court.

Section 350 of the Israeli Companies Law

Section 350 of the Companies Law ("Section 350") addresses a company's arrangement or settlement with specific classes of its creditors and/or shareholders. Section 350 provides that an arrangement with creditors that is approved by the court after receiving the consent of a majority of the creditors attending or represented at a creditors' meeting or meetings, as the case may be, holding together at least 75% of the value represented at each such meeting, will be binding on the company and on all of its creditors of those classes of creditors party to the arrangement.

The regulations promulgated under Section 350 (the "Regulations") provide the procedural framework for proceedings under Section 350. Obtaining the court's sanction of an arrangement generally involves two applications to the court. As part of the first application to the court, a company applies for permission to convene meeting(s) of its relevant stakeholders. This first application includes a description of the proposed arrangement. Any person may oppose the application by submitting to the court a written objection with affidavit within 21 days following the submission to the court. We filed this application with the Court with respect to the Arrangement on April 10, 2014 and received approval of this application on April 13, 2014.

The second application to the court is made within 14 days from the date of the meetings at which an arrangement is approved in order to obtain court sanction of the arrangement. A company will be required to publish in newspapers and distribute in accordance with the Regulations a notice announcing the approval of an arrangement at the meetings. Any person may object to an arrangement by filing an objection and affidavit during the period of ten days following receipt of notice or, if such person has no right to receive notice pursuant to the Regulations, then ten days following publication, but in any event no later than five days prior to the date set by the court for a hearing to approve an arrangement, if any.

Personal Interests of our Directors and Officers

Each of our officers and directors may be deemed to have a personal interest in the Arrangement due to the general release of claims in their favor contained therein.

As described above under "The Arrangement--The Debt Subject to the Arrangement", the Arrangement includes debts to each of Mr. Tamir, our Chief Executive Officer and a director, and Mr. Paneth, our Chairman of the Board.    As described above under "The Arrangement--Additional Provisions", the Arrangement also includes certain provisions with respect to the continuing service of Mr. Tamir.

Reasons for Approving the Arrangement

We have suffered recurring losses in recent years. As of December 31, 2013, we had a capital deficiency of $14 million and cash and cash equivalents of $1.9 million. We are required to pay to our Note Holders approximately $10.6 million in July 2014 and approximately $4.3 million December 2017. There is signficant doubt as to our ability to continue as a going concern.

If the Arrangement does not come into effect, we will not be able to meet our financial obligations and will likely enter liquidation proceedings.  Our Audit Committee and Board of Directors believe that the the Arrangement is in the best interests of the Company. The Arrangement is intended to maximize our ability to repay our Debts and strengthen our balance sheet by reducing short-term debt and long-term debt and increasing shareholders' equity.

We believe that the Arrangement, which is the result of extensive discussions among the parties, provides us with the opportunity to continue our business with the lowest amount of disruption. If the Arrangement is not approved, we believe that a potential liquidation and the resulting cessation of our operations (discussed below) will significantly reduce our value. As a result, the assets and proceeds available for distribution to our Creditors would be expected to be greatly reduced. In addition, we believe a piecemeal sale of assets would not yield the highest value of our assets, which depend to a large extent on our operation as a going concern. Even a sale of our patents would not yield the best price achieveable because our engineers would probably no longer be available to assist the purchaser.

In addition, if the Arrangement does not come into effect, we may be forced to file a petition for a stay of proceedings under Section 350 of the Companies Law, liquidate our company or sell all or part of our assets or operations. In each of those events, there may be insufficient cash to pay the amounts due on the Notes and other Debt and we may not be able to continue to operate as a going concern. In such event, it is likely that our Ordinary Shares would not have any value.

If the Arrangement does not come into effect, we also may be subject to suits of enforcement of our obligations to the Creditors. In addition, if the Arrangement does not come into effect, our customers might try to terminate their contracts with us and withhold payments owed to us.  These events could have a material adverse effect on our financial condition.

In the event of either a liquidation or a sale of assets, besides the Debt subject to the Arrangement, we would have to pay other debts and obligations of the Company, which include the following as of March 31, 2014: (i) payments to employees and related tax authorities in the amount of approximately NIS 151,000 (approximately $44,000) as of March 31, 2014, (ii) moneys owed to creditors and suppliers in the amount of approximately NIS 121,000 (approximately $35,000) and (iii) $200,000 owing to each of Mr. Tamir and Mr. Paneth with respect to the loans extended to us pursuant to the 2012 Arrangement.

In addition, our liquidation would also lead to the insolvency of our subsidiary Orckit-Corrigent Ltd. Orckit-Corrigent's debts and obligations consist of: (i) payments to employees and related tax authorities in the amount of approximately NIS 175,000 (approximately $50,000),  as of March 31, 2013, (ii) moneys owed to creditors and suppliers in the amount of approximately NIS 720,000 (approximately $207,000) as of March 31, 2013, and (iii) unfunded severance liabilities in the amount of approximately NIS 68,000 (approximately $20,000) as of December 31, 2013.

Accordingly, we believe that, under the current circumstances, the Arrangement is in the best interests of the Company.

Business Plan of the Company

As a result of our continuing losses and the uncertain economic climate around the world, we decreased our headcount and leased space in multiple stages in 2011, 2012 and 2013.

As of March 31, 2014, we have only eight employees, none of whom are research and development, marketing or customer support personnel.  As a result, we have abandoned our efforts to win any new customers and we no longer engage in development or marketing activities.  Instead, we focus on retaining our existing customers by providing them with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support.

As discussed above, the Arrangement would result in the cancellation of all the Ordinary Shares held by our existing shareholders, who would then have no further equity rights in the Company.  In other words, their investment in our Ordinary Shares would become worthless.  As a result of the cancellation of our Ordinary Shares in the Arrangement, shareholders may be entitled to a capital loss that could offset capital gains, all in accordance with applicable tax laws.

Where You Can Find More Information and Incorporation by Reference

If there are important updates about the approval process of the Arrangement or if there are material modifications made to the Arrangement prior to the Meeting, we will inform you by issuing a press release and filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement. We expect to file an update with the final Arrangement tersm within two business days following the approval of the Arrangment by the Creditors.  The Creditors’ meeting is currently scheduled to be held on May 4, 2014.

We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. Since November 4, 2002, we have been making all required filings with the SEC electronically.

In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm and post a copy on our website.  We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information. We also file annual, quarterly and immediate reports and other information in Hebrew with the ISA through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il. Information contained in such websites is not part of this proxy statement.

You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, Room 1580.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov.  Information contained in such website is not part of this proxy statement.  You may also access the information we file electronically with the SEC through our website at www.orckit.com.  Our website does not form part of this proxy statement.

We incorporate by reference in this proxy statement, the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on April 29, 2013; and

•	our Report on Form 6-K filed with the SEC on April 1, 2014 (regarding our financial results for 2013).

The information we incorporate by reference is an important part of this proxy statement.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this proxy statement, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to:

Orckit Communications Ltd.
126 Yigal Allon Street
Tel-Aviv 67443, Israel
Telephone:  (972) 3-696-2121

Required Approval

Pursuant to Section 350 of the Companies Law, the affirmative vote of a majority by number of the shareholders voting their shares in person or by proxy and holding at least 75% of the Ordinary Shares voting on the Arrangement, is required for the approval thereof.

The Arrangement is also subject to approval of our Creditors and other conditions listed above under "The Arrangement—Conditions Precedent". If the Arrangement is approved by the Creditors but not by our shareholders, our Note Holders are expected to request that the Court approve the Arrangement (including the related amendment to our articles of association) notwithstanding the failure to secure approval by our shareholders, in light of our financial condition and the priority of creditors over shareholders under the principles of corporate law.

We may be required to separately count the votes of shareholders that have an interest in the Arrangement that differs from those of our shareholders, such as shareholders that also hold Debt. Since it is highly unlikely that any of our U.S. public shareholders has a different interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a different interest in this proposal. If you have a different interest, please contact us to declare such interest at +972-3-694-5383 for instructions on how to vote your Ordinary Shares and indicate that you have a different interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we have filed on MAGNA, the website of the ISA, on April 14, 2014.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Arrangement and the transactions contemplated thereby, including the amendment to the Articles of Association of the Company, all as set forth in the Company’s Proxy Statement, as may be modified prior to the final approval of the Court."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Eric Paneth Chairman of the Board Izhak Tamir Chief Executive Officer

Dated:  April 17, 2014